United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- _____ .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 16, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

PROPOSAL FOR THE DESTINATION OF EARNINGS
IN THE YEAR ENDING DECEMBER 31, 2008
Members of the Board of Directors,
The Senior Management of Companhia Vale do Rio Doce, bearing in mind the terms in Article 192 of Law number 6.404 (with the new text provided by Law number 10,303) and those of Articles 41 to 44 of the Company Bylaws, hereby presents to the Board of Directors, a proposal for the destination of profits earned in the year ending December 31, 2008.
The net earnings in the year, as shown in the Financial Statements, amounted to R$21,279,629,517.87 (twenty one billion, two hundred and seventy nine million, six hundred and twenty nine thousand, five hundred and seventeen Reais and eighty seven cents), calculated according to the accounting principles foreseen in Brazilian Corporate Law and the norms and pronouncements established by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission). To the net earnings figure will be added the reserve for profits to be realized, of R$22,362,077.06 (twenty two million, three hundred and sixty two thousand, seventy seven Reais and six cents). These amounts total R$21,301,991,594.93 (twenty one billion, three hundred and one million, nine hundred and ninety one thousand, five hundred and ninety four Reais and ninety three cents) for which the following destination is proposed:
I — LEGAL RESERVE
5% of the net earnings for the year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-up Capital, in accordance to the terms of Article 193 of Law number 6.404 and Article 42 of the Company Bylaws, in other words, R$1,063,981,475.89 (one billion, sixty three million, nine hundred and eighty one thousand, four hundred and seventy five Reais and eighty nine cents).
II — DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY
The minimum obligatory dividend of 25%, as set out under Article 202, of Law number 6.404 and Article 44 of the Company Bylaws, is determined on the basis of adjusted net earnings, which for the financial year 2008 amounted to R$20,238,010,119.04 (twenty billion, two hundred and thirty eight million, ten thousand, one hundred and nineteen Reais and four cents). This corresponds to net earnings in the financial year of R$21,279,629,517.87 (twenty one billion, two hundred and seventy nine million, six hundred and twenty nine thousand, five hundred and seventeen Reais and eighty seven cents), deducting the legal constituted reserve of R$1,063,981,475.89 (one billion, sixty three million, nine hundred and eighty one thousand, four hundred and seventy five Reais and eighty nine cents) and adding the realization during the year of the Unrealized income revenue reserve of R$22,362,077.06 (twenty two million, three hundred and sixty two thousand, seventy seven Reais and six cents). Thus, the minimum obligatory dividend of 25% on adjusted net profit will amount to R$5,059,502,529.76 (five billion, fifty nine thousand, five hundred and two million, five hundred and twenty nine Reais and seventy six cents) corresponding to R$0.97046 (ninety seven cents, four tenth and six thousandth of cents) per outstanding share.

Article 5 of the Company Bylaws determines that Company’s preferred shares have priority in the receipt of annual dividends for a minimum of 6% on the tranche of capital constituted by this class of share or 3% of the net equity value per share. As at December 31, 2008, this reference value for the minimum annual dividend is respectively: R$1,108,153,354.80 (one billion, one hundred and eight thousand, one hundred and fifty three million, three hundred fifty four Reais and eighty cents) which corresponds to R$0.55 (fifty five cents) per outstanding preferred share or R$1,194,738,120.53 (one billion, one hundred and ninety four million, seven hundred and thirty eight thousand, one hundred and twenty Reais and fifty three cents), corresponding to R$0.58 (fifty eight cents) per outstanding preferred share respectively.
Therefore, bearing in mind the prerogative to pay interest on shareholders’ equity, based on Article 42, sole paragraph and Article 45, of the Company Bylaws, as well as the cash situation of Vale, the Senior Management is proposing:
a)
The ratification of the distributions, based on the Senior Management’s proposal and approved by the Board of Directors, occurred on October 18, 2008, the amount of R$225,462,417.47 (two hundred and twenty five million, four hundred and sixty two thousand, four hundred and seventeen Reais and forty seven cents) paid from October 31, 2008.

b)
Approve the payment of R$4,834,040,112.29 (four billion, eight hundred and thirty four million, forty thousand, one hundred and twelve Reais and twenty nine cents) in dividends and/or interest on shareholders’ equity to be paid in two tranches, in April and October 2009, being the Board of Directors, under the terms of Article 14, section XVI, of the Company Bylaws, as well as Article 192 of Law number 6.404/76, allowed to rule, ad referendum, subject to an Ordinary General Shareholders Meeting, on the respective payment. Once the deliberation of the interest on shareholders’ equity occurs, an amount referring to the withholding tax will be added to the total of the proposed remuneration.

III — EXPANSION / INVESTMENT RESERVE
It is proposed that the remaining balance of accumulated earnings in the amount of R$15,178,507,589.28 (fifteen billion, one hundred and seventy eight million, five hundred and seven thousand, five hundred and eighty nine Reais and twenty eight cents) be destined to the expansion/investment reserve to pay for the investment projects outlined in the Company’s budget. Bearing in mind the need to comply with Article 196 of Law number 6.404/76, the investment budget shall be submitted to an Ordinary General Shareholders Meeting for approval.

V — SUMMARY
This proposal covers the following destination for net earnings in the financial year 2008:

ORIGINS		R$

- Net earnings for the year		21,279,629,517.87
- Realization of unrealized income revenue reserve		22,362,077.06

		21,301,991,594.93

DESTINATIONS

- Legal reserve		1,063,981,475.89
- Expansion /investment reserve		15,178,507,589.28
- Remuneration to shareholders
Interim dividends	225,462,417.47
Dividends/Interest on shareholders’ equity	4,834,040,112.29
		5,059,502,529.76

		21,301,991,594.93

Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as deliberated on by the Senior Management.
Rio de Janeiro, February 19, 2009.
Roger Agnelli
Chief Executive Officer

Fabio de Oliveira Barbosa Chief Financial Officer and Investor Relations	Tito Botelho Martins Executive Officer for Non Ferrous Minerals

Carla Grasso Executive Officer for Human Resources and Corporate Services	José Carlos Martins Executive Officer Ferrous

Eduardo de Salles Bartolomeo Executive Officer for Logistics, Engineering and Project Management	Demian Fiocca Executive Officer for Management and Sustaintability

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